

September 8, 2022

Ming Hung Lai
Chairman
Millennium Group International Holdings Ltd
Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
Kowloon, Hong Kong 999077

> **Re: Millennium Group International Holdings Ltd**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form F-1**
> **Submitted August 25, 2022**
> **CIK No. 0001903995**

Dear Mr. Lai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Confidential Draft Registration on Form F-1 Submitted on August 25, 2022

Cover Page

1. Please revise the filing to disclose the purpose of the dividend declarations and waivers as noted in your response to prior comment 3. In your revised disclosures, please clarify or more fully explain the implication that these events result in "a higher shareholders' equity" since, based on your financial statements, it appears total shareholders' equity remained unchanged. Please also quantify the dividends made.

Prospectus Summary, page 1

2.   We note your response to prior comment 5, and note that you removed the fourth bullet under Risks Related to Doing Business in the PRC. Please restore the deleted risk factor in the summary prospectus and revise the risk factor section.

Index to Financial Statements, page F-1

3.   Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

Audited Financial Statements
(1) Organization and Business Background, page F-39

4.   You disclose that there was a recapitalization of dividend payables and waiver of amounts due to shareholders for an amount of approximately US$17.3 million, consisting of a waiver of dividends payable to shareholders of approximately US$8.4 million and a waiver of a net amount due to the shareholders of US$14.7 million that was offset by amounts resulting from the transfer of shareholding of certain subsidiaries between the shareholders and the Company of approximately US$5.8 million. However, you also disclose that amounts reversed from retained earnings of approximately US$17.3 million represent the retained earnings of Yee Woo Paper Packaging (China) Company Limited that ceased its packaging and corrugated business and was de-recognized from the Group effective December 31, 2020. Please clarify whether the amounts reversed from retained earnings of US$17.3 million were related to the recapitalization of dividends payables and waiver of amounts due to shareholders or to the retained earnings of Yee Woo Paper Packaging(China). Please revise your disclosure here and on page F-8 accordingly.

(7) Property, plant and equipment, page F-47

5.   We note material shifts between the balances of Buildings and improvements and Machinery and equipment from June 31, 2020 to June 30, 2021. We also note material shifts between the balances of Buildings and improvements and Machinery and equipment from June 31, 2021 to December 31, 2021, disclosed in note (7) on page F-19. Please explain the reasons for the changes in the balances as of June 30, 2021 or revise the disclosures here and in note (7) on page F-19 to correct the balances as June 30, 2021.

Ming Hung Lai
Millennium Group International Holdings Ltd
September 8, 2022
Page 3

       You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing